Exhibit 99.1

1703 - 595 Burrard Street Vancouver, BC V7X 1J1 Canada Tel: (604) 689-1428 Fax: (604) 681-4692 www.kobexminerals.com TSX-V: KXM |OTCQB: KBXMF

NEWS RELEASE

Grant of Options

Vancouver, BC – July 19, 2013 – Kobex Minerals Inc. (the “Company” or “Kobex”) (TSX-V:KXM, OTCQB: KBXMF) – announces that pursuant to the Company’s Stock Option Plan, the Company has granted incentive stock options to the directors and Philip du Toit, President and CEO of the Company to purchase a total of 1,400,000 common shares at the exercise price of $0.57 each for a period of five years from the date of grant.

For further information, please contact:

Kobex Minerals Inc.
Phil du Toit, President and CEO
Tel:  647-818-2920

On behalf of
KOBEX MINERALS INC.

“Philip du Toit”
Philip du Toit, President & CEO

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.